

Mail Stop 7010

September 16, 2008

Mr. James M. Sullivan
Solutia, Inc
575 Maryville Centre Drive
P.O. Box 66760
St. Louis, Missouri 63166-6760

      RE: Solutia Inc.
               Form 10-K for the fiscal year ended December 31, 2007
               Filed February 27, 2008
               File #1-13255

Dear Mr. Sullivan:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarterly period ended June 30, 2008

Note 3. Significant Accounting Policies, page 9
Goodwill and Intangible Assets, page 10

1. Given the significance of your goodwill and identified intangible assets balances, please revise future filings to include a more specific and comprehensive discussion of your impairment policy. In this regard, please ensure that you describe the two-step aspect to recognizing goodwill impairment and how the

implied fair value of goodwill is derived in the second step. Reference paragraphs 19-21 of SFAS 142. In addition, clarify your policies for other identifiable intangibles. Identifiable intangibles need to be assessed individually without regard to the reporting unit. See paragraphs 14 and 17 of SFAS 142.

Note 10. Commitments and Contingencies, page 18

2. We note your statement that your legal proceedings ongoing post-Chapter 11 could have a material adverse effect on your consolidated liquidity and profitability. However, it is unclear how, on an individual case basis, you have accrued for potential losses. Please clarify and ensure that the additional disclosures required by SAB 5:Y and SFAS 5 are included in future filings.

Note 12. Debt Obligations, page 25

3. Given your reliance on your debt availability, please revise future filings to include a tabular presentation of your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted under your Financing Agreements. Such presentation will allow an investor to easily understand your current status in meeting your financial covenants. Such disclosure should only be excluded if you believe that the likelihood of default is remote.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief